Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except ratio amounts)	2016	2015	2015	2014	2013	2012	2011
Income/(loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$20,500	$19,198	$4,061	$(56,033)	$(55,887)	$(1,112,498)	$(15,154)
Add:
Fixed charges	179,333	179,434	234,380	241,108	272,046	212,484	171,261
Subtract:
Interest capitalized	(329)	(121)	(136)	(1,232)	(1,108)	(231)	—

Earnings/(losses), as defined (1)	$199,504	$198,511	$238,305	$183,843	$215,051	$(900,245)	$156,107

Fixed Charges:
Interest expensed, net of interest capitalized	$170,155	$170,624	$224,590	$230,060	$262,995	$207,102	$165,959
Interest capitalized	329	121	136	1,232	1,108	231	—
Interest component of rental expense	8,849	8,689	9,654	9,816	7,943	5,151	5,302

Fixed Charges (2)	$179,333	$179,434	$234,380	$241,108	$272,046	$212,484	$171,261

Ratio of earnings to fixed charges	1.2x	1.2x	1.0x	—	—	—	—
Deficiency of earnings to fixed charges	—	—	—	$(57,265)	$(56,995)	$(1,112,729)	$(15,154)

(1)	For purposes of computing this ratio, “earnings” consist of income before income taxes and income/(loss) from unconsolidated affiliates, plus fixed charges (excluding capitalized interest) and distributed income of equity investees. Current year amortization of previously capitalized interest is not included as these amounts are not material.
(2)	For purposes of computing this ratio, “fixed charges” include interest whether expensed or capitalized, amortization of debt expense, discount, or premium related to indebtedness (included in interest expense), and such portion of rental expense that we deem to be a reasonable representation of the interest factor.